# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LanzaTech Global, Inc., CIK 0001843724
CUSIP: 51655R200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8045 LAMON AVENUE, SUITE 400, SKOKIE, Illinois (IL), 60077
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-023785
Filed by CIK 0001747883

## Reporting persons
- Guardians of New Zealand Superannuation: type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); sole voting power 1,302,492; shared voting power 0; sole dispositive power 1,302,492; shared dispositive power 0; aggregate amount beneficially owned 1,302,492 (12.9% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 assumes 10,089,163 outstanding common shares of beneficial interest as of April 28, 2026 as reported by the Issuer in its definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on April 29, 2026.

## Item 1. Issuer
Name of issuer: LanzaTech Global, Inc.
Address of issuer's principal executive offices: 8045 LAMON AVENUE, SUITE 400, SKOKIE, IL 60077

## Item 2. Person Filing
Name of person filing: Guardians of New Zealand Superannuation (the "Reporting Person").
Address of principal business office or, if none, residence:
The registered address of the Reporting Person is:
PO BOX 106 607
Auckland 1143
New Zealand
Citizenship: New Zealand

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page.
Percent of class: See Row 11 of cover page.
Sole power to vote or to direct the vote: See Row 5 of cover page.
Shared power to vote or to direct the vote: See Row 6 of cover page.
Sole power to dispose or to direct the disposition: See Row 7 of cover page.
Shared power to dispose or to direct the disposition: See Row 8 of cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Guardians of New Zealand Superannuation: /s/ Sarah Gold, Sarah Gold, Authorized Signatory (05/11/2026)